AQUA HOLDINGS, INC.

622 Pine Ave.

Whitefish, MT 59937

June 18, 2019

Mr. Danilo Castelli

Staff Attorney

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Aqua Holdings, Inc.
Registration Statement on Form S-1
Filed September 21, 2018
File No. 333-227458
Request for Withdrawal

Dear Mr. Castelli:

Aqua Holdings, Inc. (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-227458) on Form S-1, together with all exhibits thereto (the “Registration Statement”). Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact me at (406) 890-0510 or our attorney, Frederick C. Bauman, at (702) 533-8372, if you have any questions regarding the foregoing application for withdrawal.

Sincerely yours,

Aqua Holdings, Inc.

By /s/ Michael McCabe

Michael McCabe, CEO